Filed pursuant to Rule 424(b)(3)

Registration No. 333-288623

PROSPECTUS SUPPLEMENT NO. 18

(to Prospectus dated August 11, 2025)

Fold Holdings, Inc.

Up to 9,282,287 Shares of Common Stock

This prospectus supplement updates, amends and supplements the prospectus dated August 11, 2025 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-288623). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on June 10, 2026 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Common Stock and Warrants are listed on the Nasdaq Stock Market LLC under the symbols “FLD” and “FLDDW,” respectively. The last reported sales price of our Common Stock and Warrants on the Nasdaq Stock Market LLC on June 9, 2026 were $0.6121 per share of Common Stock and $0.075 per Warrant.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 7 of the Prospectus and other risk factors contained in the documents incorporated by reference therein, to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 10, 2026.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 10, 2026

Fold Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-41168	86-2170416
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2942 North 24th Street, Suite 115, #42035 Phoenix, Arizona	85016
(Address of principal executive offices)	(Zip Code)

(866) 365-3277

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common stock, par value $0.0001 per share	FLD	Nasdaq Capital Market
Warrants, each whole warrant exercisable for one share of common stock at an exercise price of $11.50 per share	FLDDW	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure.

On June 10, 2026, Fold Holdings, Inc. issued a press releasing announcing it has monetized $45 million of bitcoin at an average price of approximately $71,000 per bitcoin and eliminated $20 million of bitcoin-collateralized debt. A copy of the press release issued in connection with the announcement is being furnished as Exhibit 99.1 to this Current Report on Form 8-K.

The information contained in Item 7.01 of this Current Report (including Exhibit 99.1 attached hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly provided by specific reference in such a filing.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
99.1	Press Release of Fold Holdings, Inc. dated June 10, 2026.
104	Cover Page Interactive Data File (embedded within the inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FOLD HOLDINGS, INC.

	By:	/s/ Will Reeves
		Name:	Will Reeves
		Title:	Chief Executive Officer

Dated: June 10, 2026

Fold Eliminates $20M of Debt, Secures $25 Million of Non-Dilutive Capital to Accelerate Next Phase of Growth

PHOENIX, AZ — Fold Holdings, Inc. (NASDAQ: FLD) ("Fold" or the "Company"), a bitcoin financial services company making it easy for individuals to earn, save and spend bitcoin through everyday financial tools, announced a series of capital transactions to strengthen the company's balance sheet, eliminate secured debt obligations, improve cashflows, and position Fold to materially scale its consumer and enterprise platforms.

Fold monetized approximately $45 million of bitcoin at an average price of approximately $71,000 per bitcoin, repaid $20 million of bitcoin-collateralized debt, and allocated the remaining $25 million of unrestricted cash towards growth initiatives across the business.

As a result of these transactions, Fold:

●
Eliminated all secured debt
●
Strengthened liquidity
●
Maintained a meaningful bitcoin treasury position
●
Improved monthly net cash flows
●
Increased its capacity to support future growth initiatives and financing partnerships

"We believe Fold is poised for near-term growth and investing in that future is exactly what the company needs to do," said Will Reeves, Chairman and Chief Executive Officer of Fold. "Over the past year, we've built one of the strongest product roadmaps in our history. In addition to our recently launched Credit Card, Bitcoin Gift Card, and Fold Business products, we plan to introduce new products over the coming months that we believe will expand the market for our business. Increased liquidity and lower debt ensure we have the resources and flexibility to execute our plans during this pivotal moment for Fold."

The strengthened balance sheet is also expected to accelerate the growth of the Fold Bitcoin Credit Card. Increased liquidity and financing flexibility position Fold to support a larger cardholder base, pursue additional funding relationships, and participate more meaningfully in the economics generated by the program as it scales. Management believes the Credit Card represents one of the most significant long-term growth opportunities within the Fold ecosystem.

In addition, these actions help Fold improve cash flows by immediately eliminating monthly cash interest payments. Management believes the company's cash flow profile can continue improving throughout the year as new products launch, customer activity increases, financing partnerships come online, and operating leverage improves across the platform.

Fold continues to maintain a meaningful bitcoin treasury position following the transaction while retaining the flexibility to monetize additional holdings when doing so represents the highest-return investment for shareholders. The company's revolving credit facility also remains available to support future growth initiatives.

"This decision reflects our conviction in Fold," Reeves continued. "We have reduced financing risk, strengthened our balance sheet, and ensured that short-term market volatility cannot stand in the way of executing our roadmap. As we approach several product launches, we believe Fold is entering one of the most important growth periods in the company's history."

About Fold

Fold (NASDAQ: FLD) is the first publicly traded bitcoin financial services company, making it easy for individuals and businesses to earn, save, and use bitcoin. Fold is at the forefront of integrating bitcoin into everyday financial experiences. Through innovative products like the Fold App, Fold Credit Card™, Fold Bitcoin Gift Card™, and Fold Debit Card™, the company is building the bridge between traditional finance and the bitcoin-powered future.

For investor inquiries, please contact:

Orange Group

Samir Jain, CFA

FoldIR@orangegroupadvisors.com

For media inquiries, please contact:

Cindy Stoller

Confluence Partners, LLC

917-331-0418

cstoller@confluencepartners.com

media@foldapp.com

Forward-Looking Statements:
The information in this press release includes “forward-looking statements” within the meaning of the federal securities laws. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements may be identified by the use of words such as “may,” “could,” “would,” “should,” “predict,” “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include information about the rollout and terms of our credit card program. These statements are based on assumptions and on the current expectations of Fold’s management and are not predictions of actual events. Many actual events and circumstances are beyond the control of Fold. These forward-looking statements are subject to a number of risks and uncertainties, including: (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) volatility in the valuation of bitcoin; (iii) our continued ability to implement business plans and appropriate technology infrastructure; (iv) our continued access to and cooperation with necessary third party partners, including lenders; and (v) those factors discussed in Fold’s filings with the Securities and Exchange Commission. If any of these risks materialize or Fold’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. While Fold may elect to update these forward-looking statements at some point in the future, Fold specifically disclaims any obligation to do so, except as required by law.